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TSX.V SYMBOL : PCE

February 19, 2007

PACE MITCHELL DRILLING CORP. SIGNS

AU $10 MILLION DEGASIFICATION CONTRACT IN CHINA

PACIFIC ASIA CHINA ENERGY INC. (“PACE”) announces that its joint venture drilling subsidiary, PACE Mitchell Drilling Corp. and its marketing partner in China, Australian Mining Services International Pty Ltd (“AMSI”), have participated in the signing of a multi-company degasification contract with the Shenhua Ningxia Coal Group, a unit of Shenhua Group Corp. Shenhua Group Corp is the largest coal producer in China.  The contract, valued in excess of AU $10 million provides for a turn-key operation and will include 44,000 metres of "Surface-to-Inseam" (SIS) and "Underground-in-Seam" (UIS) drilling using the joint venture Dymaxion platform. PACE Mitchell Drilling Corp. expects to receive about 55% of the total contract value. The Joint Venture's first Dymaxion rig, which is presently being transported to China, will be deployed to the Baijigou Coal Mine site, a 2,000 tonne per day coal mining operation located in Ningxia Province. Degasification operations will include complete gas drilling and pre-drainage of the mine site.

This degasification project has been nominated as one of the six Special Safety Projects for 2007 by the State Administration of Coal Mine Safety. It emphasizes the need to improve mine safety and productivity, and to harness an enormous untapped, cleaner burning energy resource. This degasification initiative represents a significant step forward to reducing harmful methane gas emissions from coal mining activities that contribute to the global warming process.

Tunaye Sai, President of PACE, stated "This first contract represents a new milestone for PACE and its joint venture partner Mitchell Drilling Contractors Pty Ltd. (“MDC”). Our combined efforts have achieved this result within a short period of time. The Dymaxion SIS drilling technology will greatly help the Chinese coal companies safely mine their coal by turning ‘killer gas’ into usable energy. This same technology will also be used to drill for coalbed methane gas ("CBM") within PACE's Guizhou CBM project in the near future. Other foreign operators of CBM projects in China have also expressed their interest in using the joint venture technology to drill in their CBM blocks".

Nathan Mitchell, Managing Director of MDC, commented "We are very pleased to be able to introduce our Dymaxion drilling technology to Chinese coal mines and CBM production companies in China. The Ningxia project is the first of what we believe to be many such opportunities. Our joint venture has been approached by many coal mining companies to help them degasify their mines. We are confident our technology will help the coal mines achieve a safe mining environment and also help them to recover a wasted energy resource. The support and cooperation of PACE has been invaluable to MDC. Our partner's knowledge and experience in China has been critical to the success of achieving this drilling project in China".

PACE also wishes to report that the joint venture has signed a Memorandum of Understanding (MOU) with Weixin Yuntou Yuedian Zhaxi Energy Co. Ltd. for the degasification of the Guanyinshan Coal Mine located in Yunnan Province. Terms of the contract are being negotiated. Updates will be provided when available.

ABOUT PACE MITCHELL DRILLING CORP.

PACE Mitchell Drilling Corp was created by the completion of a definitive joint venture agreement and license agreement between PACE and MDC of Brisbane, Australia for the formation of a joint venture drilling company to provide drilling services in China for CBM.  In order to obtain the exclusive technological rights to the Dymaxion drilling platform in China, PACE issued 1,075,950 shares to MDC. (See news release February 6, 2006).

The equally owned joint venture company has the exclusive license to use MDC’s proprietary Dymaxion drilling system in China.  Dymaxion is a unique and highly effective Surface to Inseam drilling technology which MDC has deployed since early 2000.

MITCHELL DRILLING CONTRACTORS PTY LTD. is Australia's largest privately owned drilling company, servicing the Australian and international resource industries including the United States and India.

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China. Common shares of Pacific Asia China Energy Inc. are listed on the TSX Venture Exchange under the symbol "PCE".

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

"Devinder Randhawa"

Devinder Randhawa, Chairman and CEO

For Investor Relations:

Scott Koyich

DSK Consulting Ltd.

Ph: (403) 215-5979

skoyich@pace-energy.com

THE  TSX VENTURE  EXCHANGE  HAS  NOT  REVIEWED  AND  DOES  NOT  ACCEPT  RESPONSIBILITY FOR  THE  ADEQUACY  OR  ACCURACY OF  THIS  NEWS  RELEASE.